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UICI
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                                 April 19, 2000


TRANSMITTED VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Ms. Mary K. Loving

         Re:      UICI
                  Registration Statement on Form S-4
                  File No. 333-89713

Dear Ms. Loving:

         On October 26, 1999, UICI filed its Registration Statement on Form S-4 (the "Amendment") for the purpose of registering shares of its common stock to be issued in the planned merger between UICI and HealthPlan Services Corporation ("HPS"). In December 1999, circumstances arose which caused the parties to delay their merger. In February 2000, the parties signed an amended merger agreement, which provided for different merger consideration.

         The amended merger agreement, which was signed on February 18, 2000, contemplated the acquisition by UICI of all outstanding common stock of HPS for convertible preferred securities valued at $8.75 per share or $120 million in the aggregate. The merger was subject to several conditions precedent including, among other things, UICI's obtaining the consent of HPS' lenders. UICI has been unable to obtain the required consents and, accordingly, UICI and HPS have mutually agreed to terminate the merger agreement and the merger. UICI therefore respectfully requests the withdrawal of its Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

         On April 19, 2000, UICI filed with the Commission on Form 8-K a statement and press release explaining the decision to terminate the merger.

         Please direct any questions you may have on this request the undersigned at (972) 392-6719.

         Thank you for your assistance.

                                       Very truly yours,



                                       Glenn W. Reed
                                       Executive Vice President and General
                                       Counsel

GWR:gwr